UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2023

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2023

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2023

August 1, 2023

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/english/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL +81-50-3613-1179
Quarterly securities report issuing date:	August 14, 2023
Dividend payment date:	-
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2023

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the three months ended
June 30, 2023	2,774,099	28.2	725,585	175.9	558,389	391.2
June 30, 2022	2,163,890	43.9	262,961	(42.9)	113,685	(70.3)

(*)	Comprehensive income

                                 June 30, 2023: 1,066,496 million yen, -   % ;                     June 30, 2022: (80,407) million yen, -   %

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the three months ended
June 30, 2023	46.44	46.29
June 30, 2022	9.03	8.94

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
June 30, 2023	387,452,252	19,178,288	4.7
March 31, 2023	386,799,477	18,272,857	4.5

(Reference) Shareholders’ equity as of    June 30, 2023: 18,074,377 million yen;    March 31, 2023: 17,231,291 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

                        (Total net assets - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2023	—	16.00	—	16.00	32.00
ending March 31, 2024	—
ending March 31, 2024 (Forecast)		20.50	—	20.50	41.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2024 (Consolidated)

MUFG has the target of 1,300.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2024. (There is no change to our earnings target released on May 15, 2023.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2023	12,687,710,920 shares
	March 31, 2023	12,687,710,920 shares
(B) Treasury stocks:	June 30, 2023	663,514,884 shares
	March 31, 2023	664,065,483 shares
(C) Average outstanding stocks:	Three months ended June 30, 2023	12,023,926,078 shares
	Three months ended June 30, 2022	12,586,897,926 shares

ø This “Consolidated Summary Report”(Quarterly“Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
(5) Additional Information	6

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Three Months Ended June 30, 2023”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2023	As of June 30, 2023
Assets:
Cash and due from banks	113,630,172	108,256,996
Call loans and bills bought	618,223	789,288
Receivables under resale agreements	14,000,846	14,034,866
Receivables under securities borrowing transactions	4,549,792	4,199,976
Monetary claims bought	7,325,185	7,461,879
Trading assets	18,013,184	21,945,875
Money held in trust	1,287,020	1,432,670
Securities	86,746,900	82,089,566
Loans and bills discounted	109,146,272	112,152,610
Foreign exchanges	2,300,198	2,217,400
Other assets	15,195,896	18,534,754
Tangible fixed assets	1,220,172	1,210,063
Intangible fixed assets	1,358,124	1,425,622
Net defined benefit assets	1,325,434	1,362,599
Deferred tax assets	322,021	297,697
Customers’ liabilities for acceptances and guarantees	11,005,758	11,322,919
Allowance for credit losses	(1,245,727)	(1,282,536)

Total assets	386,799,477	387,452,252

Liabilities:
Deposits	213,609,501	216,587,862
Negotiable certificates of deposit	13,632,559	14,598,689
Call money and bills sold	3,449,234	3,315,529
Payables under repurchase agreements	39,982,955	31,447,568
Payables under securities lending transactions	1,171,947	1,188,229
Commercial papers	2,220,723	2,668,458
Trading liabilities	14,716,820	15,942,478
Borrowed money	24,856,340	24,306,313
Foreign exchanges	2,570,412	2,436,410
Short-term bonds payable	1,047,499	1,395,997
Bonds payable	15,708,720	16,965,254
Due to trust accounts	11,689,414	10,712,533
Other liabilities	12,132,972	14,771,490
Reserve for bonuses	196,850	85,519
Reserve for bonuses to directors	3,639	1,299
Reserve for stocks payment	9,304	9,986
Net defined benefit liabilities	86,445	91,708
Reserve for retirement benefits to directors	830	701
Reserve for loyalty award credits	17,962	18,732
Reserve for contingent losses	164,891	145,417
Reserves under special laws	4,659	4,835
Deferred tax liabilities	157,651	167,607
Deferred tax liabilities for land revaluation	89,525	88,416
Acceptances and guarantees	11,005,758	11,322,919

Total liabilities	368,526,620	368,273,963

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2023	As of June 30, 2023
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	349,661	349,661
Retained earnings	12,739,228	13,105,543
Treasury stock	(481,091)	(480,740)

Total shareholders’ equity	14,749,310	15,115,976

Net unrealized gains (losses) on available-for-sale securities	800,955	854,574
Net deferred gains (losses) on hedging instruments	(387,079)	(431,463)
Land revaluation excess	135,526	134,741
Foreign currency translation adjustments	1,792,840	2,287,024
Remeasurements of defined benefit plans	140,485	132,295
Debt value adjustments of foreign subsidiaries and affiliates	(747)	(18,773)

Total accumulated other comprehensive income	2,481,980	2,958,400

Non-controlling interests	1,041,565	1,103,911

Total net assets	18,272,857	19,178,288

Total liabilities and net assets	386,799,477	387,452,252

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2022	For the three months ended June 30, 2023
Ordinary income	2,163,890	2,774,099
Interest income	1,205,351	1,671,075
Interest on loans and bills discounted	492,571	901,940
Interest and dividends on securities	593,771	314,009
Trust fees	35,524	33,215
Fees and commissions	412,122	457,534
Trading income	29,574	109,429
Other operating income	228,979	205,728
Other ordinary income	252,339	297,114
Ordinary expenses	1,900,929	2,048,513
Interest expenses	218,827	1,086,946
Interest on deposits	84,304	417,834
Fees and commissions	78,495	89,326
Trading expenses	1,129	326
Other operating expenses	705,372	59,144
General and administrative expenses	700,110	705,048
Other ordinary expenses	196,992	107,720

Ordinary profits	262,961	725,585

Extraordinary gains	5,222	6,997
Gains on disposition of fixed assets	5,222	6,997
Extraordinary losses	27,140	29,521
Losses on disposition of fixed assets	2,672	3,690
Losses on impairment of fixed assets	732	3,596
Provision for reserve for contingent liabilities from financial instruments transactions	24	176
Losses on change in equity	23,711	22,058

Profits before income taxes	241,043	703,061

Income taxes-current	102,529	104,058
Income taxes-deferred	4,589	23,442

Total taxes	107,119	127,500

Profits	133,924	575,560

Profits attributable to non-controlling interests	20,238	17,171

Profits attributable to owners of parent	113,685	558,389

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2022	For the three months ended June 30, 2023
Profits	133,924	575,560
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(730,211)	45,712
Net deferred gains (losses) on hedging instruments	(155,595)	(45,231)
Foreign currency translation adjustments	558,197	233,712
Remeasurements of defined benefit plans	(9,635)	(8,359)
Share of other comprehensive income of associates accounted for using equity method	122,913	265,101

Total other comprehensive income	(214,331)	490,935

Comprehensive income	(80,407)	1,066,496

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	(125,568)	1,035,593
Comprehensive income attributable to non-controlling interests	45,160	30,902

5

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

None.

(4) Notes for Material Changes in Shareholders’ Equity

None.

(5) Additional Information

(Estimated impact of the COVID-19 pandemic and the Russia-Ukraine situation relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the uncertain business environment caused by such factors as the prolonged COVID-19 pandemic and Russia-Ukraine situation has had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd., our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account the rate of increase in the credit loss rate or the default probability in a more recent period, additional expected losses and other factors, especially in light of the COVID-19 pandemic and the Russia-Ukraine situation. The amount of impact of these adjustments was ¥64,269 million as of June 30, 2023 (¥69,569 million as of March 31, 2023).

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification Topic 326, “Financial Instruments—Credit losses,” provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment with respect to which objective data are not readily available.

The outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation, which are expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that, COVID-19 restrictions on economic activity will be eased globally and normalization of economic activity will further progress, and that the uncertainty in the business environment caused by the Russia-Ukraine situation will remain. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

6

Mitsubishi UFJ Financial Group, Inc.

For the three-month period ended June 30, 2023, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the six-month period ending September 30, 2023 and subsequent reporting periods due to these and other factors and circumstances affecting the financial performance of counterparties or the economic environment.

(Provisional closing of accounts of a significant equity-method affiliate)

Morgan Stanley, a significant equity-method affiliate of MUFG, closes its financial accounts based on a fiscal year-end of December 31 and, previously, the equity method of accounting was applied to Morgan Stanley’s consolidated financial statements as of the end of Morgan Stanley’s quarterly reporting period. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to make modifications so that the equity method of accounting will be applied to Morgan Stanley based on a provisional closing of Morgan Stanley’s accounts as of the end of MUFG’s quarterly reporting period, effective from the beginning of the three months ended June 30, 2023.

Accordingly, for MUFG’s quarterly reporting period ended June 30, 2023, the equity method of accounting is applied to Morgan Stanley’s consolidated financial statements based on a provisional closing of accounts for the six-month period from January 1, 2023 to June 30, 2023, and MUFG’s consolidated financial statements for the quarterly reporting period ended June 30, 2023 reflect the impact of such provisional closing of accounts of Morgan Stanley.

For the period from January 1, 2023 to March 31, 2023, equity in earnings of the equity method investees related to Morgan Stanley is ¥101,560 million, losses on change in equity related to Morgan Stanley is ¥22,058 million, and share of other comprehensive income of associates accounted for using equity method related to Morgan Stanley included in other comprehensive income is ¥271,194 million.

7

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2023

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[MUFG Consolidated ]*1[BK and TB Combined ]*2*3*4 [BK Non-consolidated ][TB Non-consolidated]	1

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[MUFG Consolidated] [BK and TB Combined including Trust Account] [BK Non-consolidated ][TB Non-consolidated] [TB Non-consolidated : Trust Account]	5

3. Securities	[MUFG Consolidated] [BK Non-consolidated][TB Non-consolidated]	6

4. ROE	[MUFG Consolidated]	9

5. Average Interest Rate Spread	[BK and TB Combined] [BK Non-consolidated][TB Non-consolidated]	10

6. Loans and Deposits	[BK and TB Combined] [BK Non-consolidated][TB Non-consolidated]	11

7. Statements of Trust Assets and Liabilities	[TB Non-consolidated]	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2023 (A)	June 30, 2022 (B)
Gross profits	1,241,301	1,124,813	116,487
Gross profits before credit costs for trust accounts	1,241,301	1,124,813	116,487
Net interest income	584,190	986,884	(402,694)
Trust fees	33,215	35,524	(2,309)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	368,208	333,626	34,581
Net trading profits	109,103	35,510	73,592
Net other operating profits	146,584	(266,731)	413,315
Net gains (losses) on debt securities	49,804	(406,103)	455,907
General and administrative expenses	684,692	699,628	(14,936)
Amortization of goodwill	4,324	4,873	(549)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	560,933	430,059	130,874
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	556,609	425,185	131,423
Provision for general allowance for credit losses (2)	392	11,235	(10,843)
Net operating profits*1	557,001	436,420	120,580
Net non-recurring gains (losses)	168,584	(173,458)	342,043
Credit costs (3)	(69,169)	(125,189)	56,019
Losses on loan write-offs*2	(30,435)	(82,599)	52,163
Provision for specific allowance for credit losses	(39,086)	(44,787)	5,701
Other credit costs	352	2,197	(1,845)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	1,531	19,016	(17,484)
Gains on loans written-off (6)	25,602	20,962	4,640
Net gains (losses) on equity securities	43,765	19,020	24,745
Gains on sales of equity securities	46,786	73,709	(26,923)
Losses on sales of equity securities	(1,595)	(8,215)	6,620
Losses on write-down of equity securities	(1,424)	(46,473)	45,048
Equity in earnings of equity method investees	199,921	123,039	76,882
Other non-recurring gains (losses)*2	(33,067)	(230,307)	197,239

Ordinary profits	725,585	262,961	462,624

Net extraordinary gains (losses)	(22,524)	(21,918)	(606)
Net gains (losses) on disposition of fixed assets	3,307	2,550	756
Losses on impairment of fixed assets	(3,596)	(732)	(2,863)
Losses on change in equity	(22,058)	(23,711)	1,653
Profits before income taxes	703,061	241,043	462,018
Income taxes-current	104,058	102,529	1,528
Income taxes-deferred	23,442	4,589	18,852
Total taxes	127,500	107,119	20,381
Profits	575,560	133,924	441,636
Profits attributable to non-controlling interests	17,171	20,238	(3,066)

Profits attributable to owners of parent	558,389	113,685	444,703

Note:

*1. Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2. In connection with the planned sale of the shares in MUFG Union Bank, N.A., an aggregate of ¥271,288 million of losses were recognized for the three months ended June 30, 2022, primarily in accordance with Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥217,761 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥44,472 million of valuation losses related to loans held for sale, which are included in Losses on loan write-offs.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(41,643)	(73,975)	32,332

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2023 (A)	June 30, 2022 (B)
Gross profits	838,786	615,704	223,082
Gross profits before credit costs for trust accounts	838,786	615,704	223,082
Net interest income	478,939	767,859	(288,919)
Trust fees	28,805	28,247	558
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	170,318	122,347	47,970
Net trading profits	45,122	(2,353)	47,475
Net other operating profits	115,600	(300,396)	415,996
Net gains (losses) on debt securities	50,014	(406,512)	456,527
General and administrative expenses	374,056	330,337	43,719
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	464,730	285,366	179,363
Provision for general allowance for credit losses (2)	(61)	—	(61)
Net operating profits	464,668	285,366	179,301
Net non-recurring gains (losses)	24,983	52,443	(27,459)
Credit costs (3)	(4,294)	(19,235)	14,940
Reversal of allowance for credit losses (4)	9,345	19,546	(10,200)
Reversal of reserve for contingent losses included in credit costs (5)	2,248	18,624	(16,376)
Gains on loans written-off (6)	6,954	2,310	4,643
Net gains (losses) on equity securities	41,711	17,192	24,518
Gains on sales of equity securities	45,144	72,650	(27,505)
Losses on sales of equity securities	(1,740)	(8,385)	6,645
Losses on write-down of equity securities	(1,693)	(47,072)	45,379
Other non-recurring gains (losses)	(30,981)	14,004	(44,986)

Ordinary profits	489,651	337,810	151,841

Net extraordinary gains (losses)	6,438	1,682	4,756
Income before income taxes	496,090	339,493	156,597
Income taxes-current	83,540	72,894	10,645
Income taxes-deferred	(9,078)	17,531	(26,610)
Total taxes	74,461	90,426	(15,964)

Net income	421,628	249,066	172,561

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	14,192	21,246	(7,054)
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	15,977	28,254	(12,276)
Provision for special allowance for credit losses	(6,967)	(13,511)	6,543
Allowance for credit to specific foreign borrowers	273	4,802	(4,529)
Losses on loans write-offs	(4,373)	(15,799)	11,426
Provision for contingent losses included in credit costs	2,248	18,607	(16,358)
Gains on loans written-off	6,954	2,310	4,643
Losses on sales of other loans, etc.	78	(3,417)	3,496
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	414,715	691,879	(277,164)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	359,961	247,659	112,302

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2023 (A)	June 30, 2022 (B)
Gross profits	757,922	485,208	272,713
Net interest income	448,113	502,371	(54,257)
Net fees and commissions	150,103	100,590	49,512
Net trading profits	31,704	19,630	12,074
Net other operating profits	128,001	(137,383)	265,384
Net gains (losses) on debt securities	44,412	(220,855)	265,267
General and administrative expenses	320,523	280,150	40,372
Amortization of goodwill	941	404	536
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	438,340	205,462	232,877
Net operating profits before provision for general allowance for credit losses	437,399	205,057	232,341
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	437,399	205,057	232,341
Net non-recurring gains (losses)	32,647	47,048	(14,401)
Credit costs (2)	(4,294)	(19,217)	14,922
Reversal of allowance for credit losses (3)	9,345	19,413	(10,067)
Reversal of reserve for contingent losses included in credit costs (4)	2,185	18,624	(16,439)
Gains on loans written-off (5)	6,954	2,310	4,643
Net gains (losses) on equity securities	33,554	12,923	20,631
Gains on sales of equity securities	36,285	67,520	(31,234)
Losses on sales of equity securities	(1,694)	(7,882)	6,188
Losses on write-down of equity securities	(1,036)	(46,714)	45,677
Other non-recurring gains (losses)	(15,098)	12,993	(28,091)
Ordinary profits	470,046	252,105	217,940
Net extraordinary gains (losses)	6,478	1,414	5,063
Income before income taxes	476,524	253,520	223,003
Income taxes-current	82,498	53,874	28,623
Income taxes-deferred	(10,832)	18,667	(29,499)
Total taxes	71,666	72,542	(876)

Net income	404,858	180,977	223,880

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	14,190	21,131	(6,940)
Provision for general allowance for credit losses	16,039	28,121	(12,081)
Provision for special allowance for credit losses	(6,967)	(13,511)	6,543
Allowance for credit to specific foreign borrowers	273	4,802	(4,529)
Losses on loans write-off	(4,373)	(15,799)	11,426
Provision for contingent losses included in credit costs	2,185	18,624	(16,439)
Gains on loans written-off	6,954	2,310	4,643
Losses on sales of other loans, etc.	78	(3,417)	3,496

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	392,986	425,912	(32,925)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	359,618	187,050	172,567

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2023 (A)	June 30, 2022 (B)
Gross profits	80,864	130,495	(49,631)
Gross profits before credit costs for trust accounts	80,864	130,495	(49,631)
Trust fees	28,805	28,247	558
Credit costs for trust accounts (1)	—	—	—
Net interest income	30,825	265,488	(234,662)
Net fees and commissions	20,215	21,757	(1,541)
Net trading profits	13,417	(21,983)	35,401
Net other operating profits	(12,400)	(163,013)	150,612
Net gains (losses) on debt securities	5,602	(185,657)	191,260
General and administrative expenses	53,533	50,186	3,346
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	27,331	80,309	(52,978)
Provision for general allowance for credit losses (2)	(61)	—	(61)
Net operating profits	27,269	80,309	(53,040)
Net non-recurring gains (losses)	(7,663)	5,395	(13,058)
Credit costs (3)	—	(17)	17
Reversal of allowance for credit losses (4)	—	133	(133)
Reversal of reserve for contingent losses included in credit costs (5)	63	—	63
Gains on loans written-off (6)	0	0	(0)
Net gains (losses) on equity securities	8,156	4,268	3,887
Gains on sales of equity securities	8,858	5,129	3,729
Losses on sales of equity securities	(45)	(502)	456
Losses on write-down of equity securities	(656)	(358)	(298)
Other non-recurring gains (losses)	(15,883)	1,010	(16,894)
Ordinary profits	19,605	85,704	(66,099)
Net extraordinary gains (losses)	(39)	267	(307)
Income before income taxes	19,565	85,972	(66,406)
Income taxes-current	1,042	19,019	(17,977)
Income taxes-deferred	1,753	(1,136)	2,889
Total taxes	2,795	17,883	(15,088)

Net income	16,770	68,088	(51,318)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	1	115	(114)
Credit costs for trust accounts	—	—	—
Provision for general allowance for credit losses	(61)	133	(195)
Provision for special allowance for credit losses	—	—	—
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	—	—
Provision for contingent losses included in credit costs	63	(17)	80
Gains on loans written-off	0	0	(0)
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	21,728	265,966	(244,238)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	343	60,608	(60,265)

Mitsubishi UFJ Financial Group, Inc.

2. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(after write-offs)

	(in millions of yen)
	As of June 30, 2023	As of March 31, 2023
Bankrupt or De facto Bankrupt	206,430	198,312
Doubtful	789,227	746,207
Special Attention	582,881	618,892
Accruing loans contractually past due 3 months or more	26,536	23,679
Restructured loans	556,344	595,212
Subtotal (A)	1,578,538	1,563,411
Normal(B)	124,995,832	121,766,210
Total loans (C=A+B)	126,574,371	123,329,622
Non-performing loans ratio (A)/(C)	1.24%	1.26%

BK and TB Combined including Trust Account

(after write-offs)

	(in millions of yen)
	As of June 30, 2023	As of March 31, 2023
Bankrupt or De facto Bankrupt	67,932	74,448
Doubtful	572,635	546,567
Special Attention	426,830	464,199
Accruing loans contractually past due 3 months or more	18,855	17,167
Restructured loans	407,974	447,032
Subtotal (A)	1,067,397	1,085,215
Normal(B)	112,153,526	109,665,679
Total loans (C=A+B)	113,220,924	110,750,895
Non-performing loans ratio (A)/(C)	0.94%	0.97%

BK Non-consolidated

(after write-offs)

	(in millions of yen)
	As of June 30, 2023	As of March 31, 2023
Bankrupt or De facto Bankrupt	67,797	74,313
Doubtful	570,715	544,648
Special Attention	426,830	464,199
Accruing loans contractually past due 3 months or more	18,855	17,167
Restructured loans	407,974	447,032
Subtotal (A)	1,065,343	1,083,162
Normal(B)	109,479,505	107,103,161
Total loans (C=A+B)	110,544,849	108,186,323
Non-performing loans ratio (A)/(C)	0.96%	1.00%

TB Non-consolidated

(after write-offs)

	(in millions of yen)
	As of June 30, 2023	As of March 31, 2023
Bankrupt or De facto Bankrupt	134	134
Doubtful	1,919	1,919
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	2,053	2,053
Normal(B)	2,670,376	2,558,578
Total loans (C=A+B)	2,672,430	2,560,632
Non-performing loans ratio (A)/(C)	0.07%	0.08%

TB Non-consolidated: Trust Account

(after write-offs)

(in millions of yen)
	As of June 30, 2023	As of March 31, 2023
Bankrupt or De facto Bankrupt	—	—
Doubtful	—	—
Special Attention	—	—
Accruing loans contractually past due 3 months or more	—	—
Restructured loans	—	—
Subtotal (A)	—	—
Normal(B)	3,645	3,939
Total loans (C=A+B)	3,645	3,939
Non-performing loans ratio (A)/(C)	—	—

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2023		As of March 31, 2023
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	23,037,161	(190,854)	21,520,080	(133,925)

	(in millions of yen)
	As of June 30, 2023		As of March 31, 2023
	Amount on consolidated balance sheet	Unrealized gains (losses)	Amount on consolidated balance sheet	Unrealized gains (losses)
Available-for-sale securities	58,902,079	1,594,842	65,121,075	1,420,165
Domestic equity securities	4,763,650	3,225,853	4,271,923	2,720,728
Domestic bonds	26,309,224	(101,023)	29,751,905	(120,020)
Other	27,829,205	(1,529,987)	31,097,247	(1,180,541)
Foreign equity securities	466,942	(77,506)	408,377	(65,604)
Foreign bonds	18,647,013	(1,413,419)	21,710,161	(1,116,208)
Other	8,715,248	(39,061)	8,978,707	1,271

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2023		As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	20,383,283	(128,223)	19,047,385	(78,497)
Stocks of subsidiaries and affiliates	610,147	590,785	610,147	482,330

	(in millions of yen)
	As of June 30, 2023		As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	42,415,332	1,495,654	50,631,570	1,276,158
Domestic equity securities	3,991,048	2,648,246	3,566,081	2,212,225
Domestic bonds	24,519,167	(67,129)	28,013,980	(79,159)
Other	13,905,116	(1,085,461)	19,051,508	(856,907)
Foreign equity securities	424,933	(86,830)	367,745	(73,953)
Foreign bonds	7,876,076	(817,807)	12,565,104	(672,998)
Other	5,604,106	(180,823)	6,118,658	(109,954)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of June 30, 2023		As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Debt securities being held to maturity	2,653,878	(62,630)	2,472,695	(55,428)
Stocks of subsidiaries and affiliates	13,636	(851)	11,636	(758)

	(in millions of yen)
	As of June 30, 2023		As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Amount on balance sheet	Unrealized gains (losses)
Available-for-sale securities	12,670,374	215,252	10,871,284	208,580
Domestic equity securities	825,008	551,094	745,387	467,925
Domestic bonds	1,759,793	(34,028)	1,705,587	(40,984)
Other	10,085,572	(301,813)	8,420,308	(218,360)
Foreign equity securities	94	74	81	63
Foreign bonds	7,856,914	(446,678)	6,367,896	(334,590)
Other	2,228,563	144,790	2,052,330	116,165

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2023	For the nine months ended June 30, 2022
ROE	13.15	2.93

Note:

ROE is computed as follows:

Profits attributable to owners of parent × 4	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period)

+ (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BK and TB Combined

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2023	For the three months ended June 30, 2022
Average interest rate on loans and bills discounted	0.77	0.73
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.76	0.72

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.79	0.76
Interest rate spread	0.79	0.75

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2023	For the three months ended June 30, 2022
Average interest rate on loans and bills discounted	0.77	0.74
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.77	0.74

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.79	0.76
Interest rate spread	0.79	0.75

TB Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the three months ended June 30, 2023	For the three months ended June 30, 2022
Average interest rate on loans and bills discounted	0.55	0.37
Average interest rate on deposits and NCD	0.01	0.01
Interest rate spread	0.53	0.35

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted	0.71	0.73
Interest rate spread	0.69	0.71

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of June 30, 2023	As of March 31, 2023
Deposits (ending balance)	205,737,892	203,348,641
Deposits (average balance)	208,931,246	200,346,332
Loans (ending balance)	101,918,917	99,399,851
Loans (average balance)	104,208,986	99,744,310

	(in millions of yen)
	As of June 30, 2023	As of March 31, 2023
Domestic deposits (ending balance)*	172,791,318	173,000,185
Individuals	92,008,580	90,854,622

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated

	(in millions of yen)
	As of June 30, 2023	As of March 31, 2023
Deposits (ending balance)	194,699,842	192,272,289
Deposits (average balance)	197,740,832	189,034,788
Loans (ending balance)	99,600,262	97,127,749
Loans (average balance)	101,875,141	97,137,135

	(in millions of yen)
	As of June 30, 2023	As of March 31, 2023
Domestic deposits (ending balance)*	163,345,937	163,527,394
Individuals	85,968,970	84,718,547

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated

	(in millions of yen)
	As of June 30, 2023	As of March 31, 2023
Deposits (ending balance)	11,038,050	11,076,351
Deposits (average balance)	11,190,413	11,311,544
Loans (ending balance)	2,318,654	2,272,102
Loans (average balance)	2,333,844	2,607,174

	(in millions of yen)
	As of June 30, 2023	As of March 31, 2023
Domestic deposits (ending balance)*	9,445,381	9,472,790
Individuals	6,039,610	6,136,075

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

TB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2023	As of June 30, 2023
Assets:
Loans and bills discounted	1,277,875	1,181,438
Securities	70,547,100	69,663,931
Beneficiary rights to the trust	118,934,755	119,078,168
Securities held in custody accounts	2,933,178	3,484,033
Monetary claims	32,819,251	32,687,181
Tangible fixed assets	20,879,125	21,283,491
Intangible fixed assets	165,299	168,650
Other claims	3,189,442	2,930,688
Call loans	3,673,857	3,679,959
Due from banking account	10,620,708	9,726,767
Cash and due from banks	6,927,037	6,841,263

Total	271,967,632	270,725,574

Liabilities:
Money trusts	33,565,350	31,565,437
Pension trusts	12,233,123	12,127,014
Property formation benefit trusts	6,273	6,203
Investment trusts	122,338,610	122,288,884
Money entrusted other than money trusts	6,153,057	6,075,921
Securities trusts	5,361,672	5,847,952
Monetary claim trusts	28,813,961	28,667,894
Equipment trusts	166,695	176,230
Land and fixtures trusts	18,626	18,553
Composite trusts	63,310,260	63,951,481

Total	271,967,632	270,725,574

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.

	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 280,332 millions of yen as of March 31, 2023 and 291,802 millions of yen as of June 30, 2023, respectively.